SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2023 (Report No. 3)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On July 10, 2023, Nano Dimension Ltd. (the “Registrant”) issued a press release titled “Nano Dimension Increases Special Tender Offer Price for Stratasys Shares to $24.00 per Share in Cash” This press release, attached hereto as Exhibit 99.1, is for informational purposes only and is not an offer or solicitation to purchase the ordinary shares of Stratasys Ltd. The tender offer is being made solely pursuant to an offer to purchase dated May 25, 2023, as subsequently amended and supplemented, which sets forth the complete terms of the tender offer that Stratasys Ltd.’s shareholders should carefully read prior to making any decision.

The press release attached hereto as Exhibit 99.1 is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release issued by the Registrant on July 10, 2023, titled “Nano Dimension Increases Special Tender Offer Price for Stratasys Shares to $24.00 per Share in Cash” (incorporated by reference to Exhibit (a)(5)(Z) to the Tender Offer Statement on Schedule TO filed with the SEC by the Registrant on July 10, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: July 10, 2023	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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